UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CRESTWOOD EQUITY PARTNERS LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

226344208

(CUSIP Number)

M. Scott Regan

Executive Vice President, General Counsel and Secretary

Chord Energy Corporation

1001 Fannin Street, Suite 1500

Houston TX 77002

Tel: (281) 404-9500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box.  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons OMS Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,985,668 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%**
14	Type of Reporting Person OO (Limited Liability Company)

*	Consists of 4,985,668 common units representing limited partner interests in Crestwood Equity Partners LP (“Crestwood Common Units”) held of record by OMS Holdings LLC.
**

Based on a total of 104,654,933 Crestwood Common Units, consisting of 109,254,933 Crestwood Common Units outstanding as of September 9, 2022 and after giving effect to the retirement of 4,600,000 Crestwood Common Units that Crestwood Equity Partners LP repurchased from OMS Holdings LLC on September 15, 2022 pursuant to that certain Common Unit Repurchase Agreement by and between OMS Holdings LLC and Crestwood Equity Partners LP, dated September 12, 2022 (the “Repurchase”).

1	Names of Reporting Persons Oasis Investment Holdings LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Petroleum North America LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power -0-
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person -0-
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

1	Name of Reporting Person Oasis Petroleum LLC
2	Check the Appropriate Box if a Member of a Group (A): ☐ (B): ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(D) or 2(E) ☐
6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,985,668 units*

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%**
14	Type of Reporting Person OO (Limited Liability Company)

*	Consists of 4,985,668 Crestwood Common Units held of record by OMS Holdings LLC, which is a wholly owned subsidiary of Oasis Petroleum LLC.
**

Based on a total of 104,654,933 Crestwood Common Units, consisting of 109,254,933 Crestwood Common Units outstanding as of September 9, 2022 and after giving effect to the retirement of 4,600,000 Crestwood Common Units pursuant to the Repurchase.

1	Names of Reporting Persons Chord Energy Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7	Sole Voting Power -0-
	8	Shared Voting Power 4,985,668 units*
	9	Sole Dispositive Power -0-
	10	Shared Dispositive Power 4,985,668 units*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,985,668 units*
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 4.8%**
14	Type of Reporting Person CO (Corporation)

*	Consists of 4,985,668 Crestwood Common Units held of record by OMS Holdings LLC, a wholly owned subsidiary of Oasis Petroleum LLC, which is a wholly owned subsidiary of Chord Energy Corporation.
**

Based on a total of 104,654,933 Crestwood Common Units, consisting of 109,254,933 Crestwood Common Units outstanding as of September 9, 2022 and after giving effect to the retirement of 4,600,000 Crestwood Common Units pursuant to the Repurchase.

This Amendment No. 1 to the Statement of Beneficial Ownership on Schedule 13D (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D filed by the Reporting Persons on February 11, 2022 (the “Original Schedule 13D”), with respect to the common units representing limited partner interests in Crestwood Equity Partners LP (the “Crestwood Common Units). Capitalized terms used but not defined in this Amendment shall have the meanings set forth on the Original Schedule 13D. Except as amended and supplemented by this Amendment, the Original Schedule 13D remains unchanged.

As indicated below in Item 5(e), as a result of the transactions described in Item 4 below and the number of issued and outstanding Crestwood Common Units on September 9, 2022, as reported in the Issuer’s prospectus supplement, dated September 12, 2022, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and after giving effect to the Repurchase (as defined below), each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Crestwood Common Units on September 15, 2022. The filing of this Amendment represents the first and final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 2.	Identity and Background

This Amendment amends and restates Item 2 of the Original Schedule 13D in its entirety as follows:

(a) This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the “Reporting Persons”):

(i) Chord Energy Corporation, a Delaware corporation (“Chord”) (fka Oasis Petroleum Inc.);

(ii) OMS Holdings LLC, a Delaware limited liability company (“OMS Holdings”);

(iii) Oasis Investment Holdings LLC, a Delaware limited liability company (“Oasis Investment Holdings”);

(iii) Oasis Petroleum North America LLC, a Delaware limited liability company (“OPNA”); and

(iv) Oasis Petroleum LLC, a Delaware limited liability company (“Oasis LLC”).

Each of OMS Holdings and OPNA is a wholly owned subsidiary of Oasis LLC. Oasis LLC is a wholly owned subsidiary of Chord. OMS Holdings is the managing member of and owns an 87.3% membership interest in Oasis Investment Holdings. OPNA owns the remaining 12.7% membership interest in Oasis Investment Holdings.

Each of Douglas E. Brooks, Daniel E. Brown, Susan M. Cunningham, Samantha F. Holroyd, Paul J. Korus, Kevin S. McCarthy, Lynn A. Peterson, Anne Taylor, Cynthia L. Walker and Marguerite N. Woung-Chapman is a director of Chord. The executive officers of Chord are Daniel E. Brown, Michael H. Lou, Charles J. Rimer and M. Scott Regan.

(b) The business address of the Reporting Persons and the other individuals named in this Item 2 for purposes of this filing is 1001 Fannin Street, Suite 1500, Houston, Texas 77002.

(c) The principal business of Chord is exploration and production, focusing on the acquisition and development of onshore, unconventional crude oil and natural gas resources in the United States. The principal business of OMS Holdings is to hold equity interests in Oasis Investment Holdings. The principal business of Oasis Investment Holdings is to hold and develop certain non-operated, non-reservation oil and gas assets and to hold equity interests in Chord subsidiaries. The principal business of OPNA is to conduct exploration and production activities on oil and gas properties owned by Chord. The principal business of Oasis LLC is to act as a holding company for the equity of various Chord subsidiaries.

The present principal occupation or employment of Douglas E. Brooks is as the lead independent director of Chord and as a director of California Resources Corporation. The present principal occupation or employment of Susan M. Cunningham is as a director of Chord. The present principal occupation or employment of Cynthia Walker is as a director of Chord and as a director of Sempra Energy. The present principal occupation or employment of Samantha F. Holroyd is as a director of Chord and Amerant Bancorp Inc and Principal at Golden Advisory Services

LLC. The present principal occupation or employment of Paul J. Korus is as a director of Chord and a director of PDC Energy, Inc. The present principal occupation of Kevin S. McCarthy is as Vice Chairman at Kayne Anderson Capital Advisors, L.P and a director of Chord. The present principal occupation or employment of Lynn A. Peterson is as Executive Chairman of Chord, a director of PDC Energy, Inc. and a director of Denbury Inc. The present principal occupation or employment of Anne Taylor is as the President and sole owner of AT Strategies LLC. The present principal occupation or employment of Marguerite N. Woung-Chapman is as a director of Chord and as a director of Summit Midstream Partners LP. The present principal occupation or employment of Daniel E. Brown is as a director of Chord and as an executive of Chord and/or one or more of its affiliates. The present principal occupation of Michael Lou, Charles J. Rimer and M. Scott Regan is as an executive of Chord and/or one or more of its affiliates.

(d) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) None of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the other individuals named in this Item 2, has been party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws during the last five years.

(f) Chord, OMS Holdings, Oasis Investment Holdings, OPNA and Oasis LLC are organized under the laws of the State of Delaware. Each other individual named in this Item 2 is a United States citizen.

Item 4.	Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following:

Crestwood Secondary Offering

On September 12, 2022, OMS Holdings and Oasis Investment Holdings, entered into that certain Underwriting Agreement (the “Underwriting Agreement”) with the Issuer and Citigroup Global Markets Inc., acting as the sole underwriter (the “Underwriter”), pursuant to which OMS Holdings and Oasis Investment Holdings have agreed to sell to the Underwriter, and the Underwriter has agreed to purchase from OMS Holdings and Oasis Investment Holdings, an aggregate 11,400,000 Crestwood Common Units at a price of $26.7097 per Crestwood Common Unit, subject to and upon the terms and conditions set forth therein (the “Offering”). The Offering closed on September 15, 2022. OMS Holdings and Oasis Investment Holdings completed the sale of 2,184,000 and 9,216,000 Crestwood Common Units, respectively, in the Offering pursuant to the Issuer’s effective shelf registration statement on Form S-3 (Registration No. 333-262722), a base prospectus dated February 14, 2022, included as part of the registration statement, and a prospectus supplement, dated September 12, 2022, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”).

The Underwriting Agreement includes customary representations, warranties and covenants by OMS Holdings, Oasis Investment Holdings and the Issuer and customary obligations of the parties and termination provisions. Additionally, under the terms of the Underwriting Agreement, OMS Holdings, Oasis Investment Holdings and the Issuer have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriter may be required to make in respect of these liabilities.

Crestwood Repurchase

On September 12, 2022, in connection with the Offering, OMS Holdings entered into that certain Common Unit Repurchase Agreement (the “Repurchase Agreement”) with the Issuer, pursuant to which the Issuer has agreed to repurchase 4,600,000 Crestwood Common Units held by OMS Holdings, conditioned on the closing of the Offering (the “Repurchase”). The price per unit of $26.90 was equal to the price at which the Crestwood Common Units were sold to the public in the Offering, and the aggregate purchase price paid by the Issuer was approximately $123.7 million. The Repurchase closed on September 15, 2022 and the Issuer subsequently retired the repurchased Crestwood Common Units.

The foregoing summaries of the Underwriting Agreement and Repurchase Agreement do not purport to be complete and are subject to, and are qualified in their entirety by, the full text of the Underwriting Agreement and Repurchase Agreement, which are filed as Exhibits D and E, respectively, hereto and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

This Amendment amends and restates Item 5 of the Original Schedule 13D in its entirety as follows:

(a)

As of the date hereof, OMS Holdings directly holds 4,985,668 Crestwood Common Units, constituting approximately 4.8% of the Crestwood Common Units outstanding as of September 15, 2022. Oasis Investment Holdings sold all of its 9,216,000 Crestwood Common Units in the Offering and no longer hold any Crestwood Common Units as of the date hereof. Because Oasis LLC controls OMS Holdings, and because Chord controls Oasis LLC, both Chord and Oasis LLC are deemed to beneficially own the Crestwood Common Units held directly by OMS Holdings. Each percentage ownership of Crestwood Common Units set forth above is based on 104,654,933 Crestwood Common Units consisting of 109,254,933 Crestwood Common Units that were outstanding as of September 9, 2022 and after giving effect to the retirement of 4,600,000 Crestwood Common Units pursuant to the Repurchase.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially own any Crestwood Common Units except as described herein.

(b)	Chord, Oasis LLC and OMS Holdings have shared voting and dispositive power over the Crestwood Common Units held directly by OMS Holdings.

(c)

Other than as described herein, the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, have not effected any transactions in the Crestwood Common Units.

(d)

The Reporting Persons have the right to receive distributions from, or proceeds from the sale of, the Crestwood Common Units reported herein. Except as set forth in the preceding sentence, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, the Crestwood Common Units beneficially owned by the Reporting Persons.

(e)	On September 15, 2022, each of the Reporting Persons ceased to be a beneficial owner of more than five percent of the Crestwood Common Units.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Amendment amends and restates Item 6 of the Original Schedule 13D in its entirety as follows:

The information provided or incorporated by reference in each of Items 3 and 4 regarding the Mergers, the Merger Agreement, the Registration Rights Agreement, the Director Nomination Agreement, the Offering, the Underwriting Agreement, the Repurchase and the Repurchase Agreement is hereby incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits

This Amendment amends and restates Item 7 of the Original Schedule 13D in its entirety as set forth below:

Exhibit A	Agreement and Plan of Merger, dated as of October 25, 2021, by and among Oasis Midstream Partners LP, OMP GP LLC, Crestwood Equity Partners LP, Project Phantom Merger Sub LLC, Project Falcon Merger Sub LLC, and, solely for the purposes of Section 2.1(a)(i) thereof, Crestwood Equity GP LLC (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on October 28, 2021).

Exhibit B	Registration Rights Agreement, dated as of February 1, 2022, by and among Crestwood Equity Partners LP, Oasis Petroleum Inc., OMS Holdings LLC and Oasis Investment Holdings LLC (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on February 3, 2022).

Exhibit C	Director Nomination Agreement, dated as of February 1, 2022, by and among Crestwood Equity Partners LP, Crestwood Equity GP LLC and Oasis Petroleum Inc. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on February 3, 2022).

Exhibit D	Underwriting Agreement, dated as of September 12, 2022, by and among Crestwood Equity Partners LP, Oasis Investment Holdings LLC, OMS Holdings LLC and Citigroup Global Markets Inc. (incorporated herein by reference to Exhibit 1.1 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on September 15, 2022).

Exhibit E	Common Unit Repurchase Agreement, dated as of September 12, 2022, by and between Crestwood Equity Partners LP and OMS Holdings LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Crestwood Equity Partners LP on September 15, 2022).

Exhibit F	Joint Filing Agreement, dated as of September 19, 2022, by and among Chord Energy Corporation, OMS Holdings LLC, Oasis Investment Holdings LLC, Oasis Petroleum LLC and Oasis Petroleum North America LLC.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Schedule 13D is true, complete and correct.

Date: September 19, 2022

Chord Energy Corporation

By:	/s/ M. Scott Regan
Name:	M. Scott Regan
Title:	Executive Vice President, General Counsel and Secretary

OMS Holdings LLC

By:	/s/ M. Scott Regan
Name:	M. Scott Regan
Title:	Executive Vice President, General Counsel and Secretary

Oasis Investment Holdings LLC

By:	/s/ M. Scott Regan
Name:	M. Scott Regan
Title:	Executive Vice President, General Counsel and Secretary

Oasis Petroleum LLC

By:	/s/ M. Scott Regan
Name:	M. Scott Regan
Title:	Executive Vice President, General Counsel and Secretary

Oasis Petroleum North America LLC

By:	/s/ M. Scott Regan
Name:	M. Scott Regan
Title:	Executive Vice President, General Counsel and Secretary

[Signature Page to Schedule 13D]